Mail Stop 6010


      August 29, 2005


Via U.S. Mail and Facsimile to (636) 728-3010

David L. Dyckman
Executive Vice President and Chief Financial Officer
Thermadyne Holdings Corporation
16052 Swingley Ridge Road, Suite 300
Chesterfield, Missouri 63017


	Re:	Thermadyne Holdings Corporation
		Form 10-K for the year ended December 31, 2004
		Filed March 31, 2005
Forms 10-Q for the periods ended March 31, 2005
      File No. 000-23378


Dear Mr. Dyckman:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004

Form 10-K for the year ended December 31, 2004

Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-6

1. We note your response to prior comment 3. Please tell us what the impact would be to the statement of cash flows as of December 31, 2004, if you prepared the statement in accordance with Example 2 to
Appendix C of SFAS 95. If the amount is material, please tell us why you believe that you should not amend your December 31, 2004 10-K.

Note 2.  Significant Accounting Policies, page F-9

Revenue Recognition, page F-9

2. We note your response to prior comment 5. Please confirm to us in future filings that you will disclose, similar to that of your response, the specific details as to how you account for your distributor sales programs.

Note 4.  Plan of Reorganization, page F-11

3. We note your response to prior comments 2 and 6. Please confirm to us in future filings you will disclose, similar to that of your response, why your actual results are not consistent with those projected in your fresh start valuation, and why you believe that an impairment has not occurred. Additionally, please confirm to us in future filings you will disclose the detail, similar to that of your response, explaining the significant assumptions applied to determine the reorganization value.

Form 8-K dated August 9, 2005

4. Please revise future filings to include for each measure, specifically, gross margin excluding depreciation and non-cash inventory adjustments and sales, general and administrative expenses excluding depreciation and severance, a separate discussion in accordance with Instruction 2 to Item 2.02 of Form 8-K and paragraph
(e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.
The discussion should include, in sufficient detail, all of the following for each non-GAAP measure:

* The substantive reasons why management believes the non-GAAP measure provides useful information to investors;

* The specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;

* The economic substance behind management`s decision to use the measure; and

* The material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable
GAAP
measure and the manner in which management compensates for these limitations when using the non-GAAP measure.

	Please provide us with a sample of your response.

5. In that regard, please tell us and revise future filings, to include a more detailed discussion regarding the material limitations associated with the use of the non-GAAP measure, Operating EBITDA, as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Traci Hornfeck, Staff Accountant, at (202)
551-
3642 or me at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian
Cascio,
Branch Chief, at (202) 551-3676.


							Sincerely,



							Lynn Dicker
							Reviewing Accountant

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Mr. David Dyckman
Thermadyne Holdings Corporation
August 29, 2005
Page 4



Mr. David Dyckman
Thermadyne Holdings Corporation
August 29, 2005
Page 2